Exhibit 99.1

Strong operational and financial performance in the third quarter positions Encana for growth

Calgary, Alberta (November 3, 2016) TSX, NYSE: ECA

Encana delivered strong financial results in the third quarter. Continuous innovation delivered leading well and operational performance which drove significant increases in net earnings and cash flow. The company continued to build on its track record of efficiency and active balance sheet management, reducing its net debt and further lowering costs. Encana remains on target to meet or exceed its 2016 guidance. Highlights from the quarter include:

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net earnings of $317 million or $0.37 per share and operating earnings of $32 million or $0.04 per share; cash from operating activities of $186 million and cash flow of $252 million or $0.29 per share, a 38 percent increase from the second quarter

•	core four assets, the Permian, Eagle Ford, Duvernay and Montney delivered 242,800 barrels of oil equivalent per day (BOE/d), representing more than 70 percent of the company’s total 338,000 BOE/d
•	set new, or replicated, pacesetter drilling and completions costs
•	reduced net debt by about $2.0 billion from the second quarter
•	completed a public share offering for aggregate gross proceeds of $1.15 billion, including the over-allotment exercised in October
•	closed the divestitures of Gordondale and DJ Basin assets

“We delivered strong financial results during the quarter which were driven by innovation and exceptional well performance coupled with continued capital and operating efficiencies,” said Doug Suttles, Encana President & CEO. “Our relentless focus on driving efficiency into every corner of the business is increasing our margins and delivering significant cash flow growth. Encana is now one of, if not the, lowest cost, highest performing operators in each of our core four assets.”

“We are entering a phase of generating significant value from the tremendous business we’ve created to deliver sector leading growth and returns,” added Suttles. “Our core four assets include over 10,000 premium return well locations and form a multi-basin portfolio which gives Encana a powerful competitive advantage. Our teams quickly refine and apply successful technical innovations across each of our core four assets and continue to capture sustainable efficiencies. We have the ability to rapidly respond to changing market conditions.”

Delivering better wells at lower cost in four of North America’s highest quality resource plays

Encana continues to rapidly apply successful technical innovations and advancements in completion design across its core four assets to deliver better wells at lower cost. In the third quarter, the company set new drilling and completion pacesetter well costs in the Permian and Duvernay.

Continued improvements in capital efficiency and strong operational performance mean the company now expects to reduce production decline from its core four assets from the fourth quarter of 2015 to the fourth quarter of 2016 to about four percent.

In the Permian, Encana continued to deliver leading well performance with 180-day initial production rates of over 500 BOE/d. Third quarter drilling and completion costs averaged $4.7 million, reflecting a 34 percent reduction from the 2015 average. During the quarter, the company delivered its latest pacesetter well at a cost of $4.2 million. The combination of Encana’s leading drilling and completions costs and well performance is delivering strong returns at today’s commodity prices.

Encana Corporation

In the Eagle Ford, Encana completed its first two Austin Chalk wells. These wells delivered initial 30-day production rates of about 2,000 BOE/d and 3,100 BOE/d with oil comprising about 80 percent. The latter well represents one of the top initial 30-day production rates in the Austin Chalk. The company expects to spud at least three more Austin Chalk wells before the end of 2016.

In the Duvernay, Encana, according to industry data, has drilled 63 percent of the top 40 wells in the play based on 180-day initial production rates, with condensate volumes averaging approximately 500 barrels per day (bbls/d) and natural gas about 2.7 million cubic feet per day (MMcf/d). The company’s third quarter drilling and completion costs averaged $7.4 million in Simonette North, reflecting a 40 percent reduction from its 2015 average. During the quarter, Encana delivered a new pacesetter well at a cost of $6.6 million.

In the Montney, Encana continues to grow the play’s liquids potential. Four Pipestone area wells brought on stream in the third quarter delivered an average 30-day initial production rate of 1,900 BOE/d including over 1,050 bbls/d of condensate. The company continued its leading operational excellence, repeating its previous quarter’s pacesetting drilling and completion cost of $4.2 million.

Lower debt, stronger balance sheet and lower costs

Encana has significantly lowered net debt while advancing its strategy during two of the most challenging years faced by the energy industry. In the third quarter, the company reduced net debt by about $2.0 billion compared to the second quarter. The company’s active balance sheet management has enabled it to reduce its net debt by more than $3.5 billion since the end of 2014.

The company further enhanced its financial flexibility during the quarter through the divestitures of its DJ Basin and Gordondale assets and the completion of a public share offering.

During the quarter, Encana continued to capture efficiencies. The company lowered its operating expense and transportation and processing costs by around five percent on a BOE basis compared to the previous quarter. This represents a 30 percent reduction from the same period in 2015. The company has updated its 2016 guidance to reflect lower costs.

Strong third quarter results

Encana reported strong financial results for the quarter including net earnings of $317 million or $0.37 per share and operating earnings of $32 million or $0.04 per share. Encana reported cash from operating activities of $186 million, and after adjusting for changes in non-cash working capital and other asset and liabilities items, the company generated cash flow of $252 million or $0.29 per share, representing an increase of 38 percent from the second quarter.

The company’s core four assets contributed 104,500 bbls/d, or 89 percent, of third quarter liquids production and 830 MMcf/d, or 63 percent, of third quarter natural gas production. Total liquids production averaged 117,000 bbls/d and natural gas production averaged 1,326 MMcf/d. Combined production from the core four assets was 242,800 BOE/d, representing more than 70 percent of the company’s total 338,000 BOE/d production.

Encana’s updated guidance, which reflects lower upstream operating expense, can be downloaded from the company’s website at: http://www.encana.com/investors/financial/corporate-guidance.html.

Updates to Encana’s Risk Management Program

Since Encana’s Investor Day on October 5, the company has entered into an additional 10,000 bbls/d of WTI fixed price swaps for 2017 at an average price of $54.21 per barrel (bbl). Encana has also executed 10,000 bbls/d of 2017 three-way collars combining a sold call, bought put and sold put at $60.00/bbl, $50.31/bbl and $40.00/bbl, respectively. Encana has also executed 330 MMcf/d and 290 MMcf/d of NYMEX natural gas hedges for November and December 2016 at fixed prices of $3.37 per thousand cubic feet (Mcf) and $3.38 per Mcf, respectively.

Encana Corporation

As at October 21, 2016, Encana has hedged approximately 65,500 bbls/d of remaining 2016 oil and condensate production at an average price of $55.12 per barrel and 1,385 MMcf/d of remaining 2016 natural gas production at an average price of $2.83/Mcf. In addition, Encana has hedged approximately 53,000 bbls/d of 2017 oil and condensate production at an average price of $52.49 per barrel and 807 MMcf/d of 2017 natural gas production at an average price of $2.93 per Mcf.

Dividend Declared

On November 2, 2016, the Board declared a dividend of $0.015 per share payable on December 30, 2016 to common shareholders of record as of December 15, 2016.

Third Quarter Highlights

Cash Flow and Earnings Reconciliations
(for the period ended Sept. 30) ($ millions, except per share amounts)	Q3 2016	Q3 2015
Cash from (used in) operating activities	186	453
Deduct (add back):
Net change in other assets and liabilities	(6)	(18)
Net change in non-cash working capital	(60)	100
Cash flow[1]	252	371
Per share diluted	0.29	0.44

Net earnings (loss)	317	(1,236)
After-tax (addition) deduction:
Unrealized hedging gain (loss)	32	107
Impairments	-	(1,066)
Restructuring charges	(1)	(20)
Non-operating foreign exchange gain (loss)	(38)	(212)
Gain (loss) on divestitures	288	(2)
Income tax adjustments	4	(19)
Operating earnings (loss)[1]	32	(24)
Per share diluted	0.04	(0.03)
[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1.

Production Summary
(for the period ended Sept. 30) (after royalties)	Q3 2016	Q3 2015	% Δ
Natural gas (MMcf/d)	1,326	1,547	(14)
Liquids (Mbbls/d)	117.0	140.4	(17)

Natural Gas and Liquids Prices
	Q3 2016	Q3 2015
Natural gas
NYMEX ($/MMBtu)	2.81	2.77
Encana realized gas price[1] ($/Mcf)	2.02	3.71
Oil and NGLs ($/bbl)
WTI	44.94	46.43
Encana realized liquids price[1]	41.82	39.09
[1]	Realized prices include the impact of financial hedging.

Encana Corporation

Third Quarter Conference Call

A conference call and webcast to discuss the 2016 third quarter results will be held for the investment community today, November 3, 2016, at 7 a.m. MT (9 a.m. ET). To participate, please dial (866) 223-7781 (toll-free in North America) or (416) 340-2216 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 10 a.m. MT on November 3 until 11:59 p.m. MT on November 10, 2016 by dialing (800) 408-3053 or (905) 694-9451 and entering passcode 9550736.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

Certain measures referenced in this news release do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other companies. These measures have been provided for meaningful comparisons between current results and other periods and should not be viewed as a substitute for measures reported under U.S. GAAP. For additional information relating to non-GAAP measures, see Encana’s most recent MD&A as filed on SEDAR and EDGAR.

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Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Management believes Cash Flow is useful to the company and its investors as a measure of operating and financial performance and an indication of the company’s ability to generate cash to finance capital programs, to service debt and to meet other financial obligations. This measure is used, along with other measures, in the calculation of performance targets for the company’s management and employees.

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Operating earnings (loss) is a non-GAAP measure defined as net earnings (loss) excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, gains on debt retirement, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

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Net debt is a non-GAAP measure defined as long-term debt, including the current portion, less cash and cash equivalents. Management uses this measure as a substitute for total long-term debt in certain internal debt metrics as a measure of the company’s ability to service debt obligations and as an indicator of the company’s overall financial strength.

ADVISORY REGARDING OIL AND GAS INFORMATION - The conversion of natural gas volumes to barrels of oil equivalent (“BOE”) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be

Encana Corporation

misleading, particularly if used in isolation. 30-day initial production and other short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

Pacesetter well costs for a particular play are a composite of the best drilling performance and best completions performance wells in the current quarter in such play and are presented for comparison purposes. Drilling and completions costs in the Permian, Eagle Ford, Duvernay and Montney have been normalized based on lateral lengths of 7,500 feet, 5,000 feet, 8,200 feet and 9,000 feet, respectively.

This news release discloses estimated well locations include proved, probable, contingent and unbooked locations. These estimates are prepared internally based on Encana’s prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Approximately half of all locations in our core four plays are booked as either reserves or resources, as prepared by IQREs using forecast prices and costs as of December 31, 2015. Unbooked locations do not have attributed reserves or resources and have been identified by management as an estimation of Encana’s multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Encana will drill all unbooked locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The locations on which Encana will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of capital, regulatory and partner approvals, seasonal restrictions, equipment and personnel, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained, production rate recovery, transportation constraints and other factors. While certain of the unbooked locations have been de-risked by drilling existing wells in relative close proximity to such locations, many of other unbooked locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional proved or probable reserves, resources or production. Premium return well locations are locations with expected after tax returns greater than 35% at $50/bbl WTI and $3/MMBtu NYMEX.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This news release contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation. FLS include: expectation of meeting or exceeding the targets in Encana’s 2016 corporate guidance; intended use of proceeds from the public share offering; 2017 planned capital expenditures; anticipated capital and cost efficiencies, including drilling and completion, operating, corporate, transportation and processing costs, and sustainability thereof; anticipated cash flow, anticipated corporate and operating margins; anticipated future growth and returns over the next five years; anticipated production and decline rate; pacesetting operational metrics and initial production rates being indicative of average future well performance and costs; well performance and costs relative to peers and within plays; estimated well locations; anticipated hedging and outcomes of risk management program, including amount of hedged production; the expectation to continue to strengthen Encana’s balance sheet and create additional financial flexibility; and anticipated dividends.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include: assumptions contained in Encana’s 2016 corporate guidance and in this news release; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; results from innovations; expectation that counterparties will fulfill their obligations under gathering, midstream and marketing agreements; access to transportation and processing facilities where Encana operates; effectiveness of Encana’s resource play hub model to drive productivity and efficiencies; enforceability of transaction agreements; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations.

Risks and uncertainties that may affect these business outcomes include: commodity price volatility; timing and costs of well, facilities and pipeline construction; ability to secure adequate product

Encana Corporation

transportation and potential pipeline curtailments; business interruption and casualty losses or unexpected technical difficulties; counterparty and credit risk; fluctuations in currency and interest rates; risk and effect of a downgrade in credit rating, including below an investment-grade credit rating, and its impact on access to capital markets and other sources of liquidity; variability and discretion of Encana’s Board to declare and pay dividends, if any; the ability to generate sufficient cash flow to meet Encana’s obligations; failure to achieve anticipated results from cost and efficiency initiatives; risks inherent in marketing operations; risks associated with technology; Encana’s ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations; risks associated with existing and potential future lawsuits and regulatory actions made against Encana; risks associated with past and future divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business, as described in its most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this news release and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this news release are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact: Brendan McCracken Vice-President, Investor Relations (403) 645-2978 Patti Posadowski Sr. Advisor, Investor Relations (403) 645-2252	Media contact: Simon Scott Vice-President, Communications (403) 645-2526 Jay Averill Director, Media Relations (403) 645-4747

SOURCE: Encana Corporation

Encana Corporation